Sarah M. Eden
Award-winning Historical Romance Author

Profile
Sarah M. Eden is a USA Today bestselling author of over seventy charming and witty historical romance novels. Her works have sold over one million copies worldwide. Known for her ability to craft heartfelt romances set against rich historical backdrops, she is a three-time winner of the "Best of State" Gold Medal for fiction and a three-time Whitney Award winner. Sarah holds a bachelor's degree in research and devotes her time to writing and research. She is especially known for her clean Regency-era romances and is a prominent figure among Latter-day Saint authors in this genre.

Education
Bachelor's Degree in Communication Studies
Brigham Young University
Provo, Utah

Writing Career Highlights
- Published debut novel The Ramshackle Knight in 2007
- Author of multiple award-winning series, including
- Longing for Home series
- The Jonquil Brothers series
- The Gents series

Key Works & Awards

- Longing for Home, 2013
- Foreword Reviews IndieFab "Book of the Year" Gold Medalist
- 2013 Whitney Award finalist, Romance
- Association for Mormon Letters "Novel of the Year"
- - **Healing Hearts**, 2019
- - Whitney Award finalist
- - 2020 Holt Medallion finalist
- "The Kiss of a Stranger", USA Today Bestseller

Recent Publications
- *The Queen and the Knave* (2023)
- *The Gentleman and the Thief* (2020)
- *The Bachelor and the Bride* (2022)
- *The Merchant and the Rogue* (2021)
- *Lily of the Valley* (2022)

Awards & Recognition

- **2020 Best of State** Gold Medal Winner, Fiction
- **2023 Foreword Reviews INDIE Awards** finalist, Romance
- **2021 Swoony Award Winner**, "Best Regency Romance"

Genres
- Historical Romance (special focus on Regency and Victorian eras)
- Clean, family-friendly romances
- Focus on themes of love, redemption, and historical events

Special Recognition
- Pioneer of clean Regency-era romances among Latter-day Saint authors
- Over one million copies sold worldwide
- Speaker at LDS Storymakers Writers Conference

Notable Mentions:
 Sarah has paved the way for many Latter-day Saint authors to succeed in writing clean Regency-era romances, including prominent names like Carla Kelly, Julianne Donaldson, and Wanda Luce.